Universal Display Corporation
375 Phillips Boulevard
Ewing, NJ  08618

June 29, 2010

Via EDGAR and Facsimile
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, DC 20549
Attention:  Gabriel Eckstein, Esquire

Re:           Universal Display Corporation (the “Company”)
Registration Statement on Form S-3 (Filing No. 333-165575)

Dear Mr. Eckstein:

This letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in a letter from Daniel Morris of the Staff to Steven V. Abramson, President and Chief Executive Officer of Universal Display Corporation (the “Company”), dated April 15, 2010, with respect to the above-referenced registration statement (the “Registration Statement”).

For your convenience, we set forth each comment in italicized typeface and include each response below the relevant comment.

General

1.	Please ensure that you have resolved the comments contained in our letter dated April 15, 2010 on your Form 10-K for the year ended December 31, 2009 prior to requesting acceleration of your Form S-3.

Per your telephone conversations with our counsel, Justin W. Chairman of Morgan, Lewis & Bockius LLP, we understand that all such comments have been resolved.

Item 16.  Exhibits, page II-2

2.           We note your pending request for confidential treatment for an exhibit in your Form 10-K.  Please be advised that we will issue any comments on your confidential treatment application in a separate letter.  Please resolve all comments prior to requesting acceleration.

We understand from Philip Rothenberg of the Staff that all comments on our confidential treatment application have been resolved.  We note that we filed an amendment to our Annual Report on Form 10-K on June 23, 2010, to which we filed a revised redacted version of the exhibit referred to in the Staff’s comment.  The revised exhibit contained redactions in accordance with the resolution of the Staff’s comments on our confidential treatment application.

In light of the resolution of these comments, and as per your telephone conversation on June 25, 2010 with Mr. Chairman, and in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration

Statement so that it will become effective on Tuesday, June 29, 2010, at 3:00 p.m. Eastern Time or as on thereafter as practicable.

Pursuant to the April 15, 2010 from Mr. Morris to Mr. Abramson, in connection with this request for effectiveness, the Company acknowledges the following:

The disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely yours,

Universal Display Corporation

By:  /s/ Sidney D. Rosenblatt
       Sidney D. Rosenblatt
       Executive Vice President
       and Chief Financial Officer

cc:           Justin W. Chairman, Esquire